December 14, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 181 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The primary purpose of this filing is to (A) rename the JNF SSgA Tactical Allocation Portfolio as the Power Dividend Index Portfolio, as well as revise prospectus and Statement of Information disclosures related to changes to the portfolio’s (i) investment objective, (ii) certain of its principal investment strategies, (iii) certain additional or different principal investment risks, (iv) investment adviser and discontinued use of its sub-adviser, (v) addition of a new share class (vi) implementation of a new management fee, subject to shareholder approval, and (viii) adoption of an 80% index-related investment policy; and (B) rename the JNF SSgA Sector Rotation Portfolio as the Power Momentum Index Portfolio, as well as revise prospectus and Statement of Information disclosures related to changes to the portfolio’s (i) investment objective, (ii) certain of its principal investment strategies, (iii) certain additional or different principal investment risks, (iv) investment adviser and discontinued use of its sub-adviser, (v) addition of a new share class (vi) implementation of a new management fee, subject to shareholder approval, and (viii) adoption of an 80% index-related investment policy.

If you have any questions, please contact John Domaschko at (513) 352-6559 or Parker Bridgeport (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

Associate

Thompson Hine LLP

682388.84